                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
         --------------------------------------------------------
                   Securities and Exchange Commission
                          Washington, D.C. 20549
         --------------------------------------------------------

                              TOPRO, INC.
                           (Name of Issuer)

           Common Stock                            89078G10-4
   (Title of Class of Securities)                (CUSIP Number)


                            Vance M. Arnold
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
   -------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             August 7, 1997
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
      (a) Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
      (b) Renaissance U.S. Growth & Income Trust, PLC
      ----------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)     X
   (b)
       ------------

3. SEC Use Only:

4. Source of Funds:   WC
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):   None
                  ------

6. Citizenship or Place of Organization:  (a) Texas
                                          (b) England
                                              -------
Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole voting Power:  (a) 1,184,399
                       (b)   406,075
                       -------------------------------

8. Shared Voting Power:   None
                          ----

9. Sole Dispositive Power:  (a) 1,184,399
                            (b)   406,075
                            --------------------------------

10. Shared Dispositive Power:  None
                               ----

11. Aggregate Amount Beneficially Owned be Each Reporting Person:
     (a) 1,184,399
     (b)   406,075
     ---------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: None
                                                                       ----
13. Percent of Class Represented by Amount in Row (11):  (a) 7.63%
                                                         (b) 2.62%
                                                             -----
14. Type of Reporting Person:  PN, CO
                               -------

                                    AMENDED SCHEDULE 13D

                               Filed Pursuant to Rule 13D-1


Item 1.  SECURITY AND ISSUER
         -------------------

     $1,500,000 9% Convertible Debenture No. 1 from Topro, Inc. as Borrower, and Renaissance Capital Growth & Income Fund, Inc. dated February 21, 1996

     $1,000,000 9% Convertible Debenture No. 2 from Topro, Inc. as Borrower, and Renaissance Capital Growth & Income Fund, Inc. dated March 5, 1996

     $1,000,000 9% Convertible Debenture No. 3 from Topro, Inc. as Borrower, and Renaissance Capital Growth & Income Fund, Inc. dated June 17, 1996

     $1,200,000 9% Convertible Debenture No. 1 from Topro, Inc. as Borrower, and Renaissance U.S. Growth & Income Trust, PLC dated October 30, 1996

            Topro, Inc.                                Company
            2525 West Evans Ave.
            Denver, CO 80219


Item 2.  IDENTITY AND BACKGROUND
         -----------------------

a., b., c.  Renaissance Capital Growth &                Filer
            Income Fund III, Inc.
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance U.S. Growth & Income
            Trust, PLC                                  Filer
            8080 N. Central Expressway, Suite 210
            Dallas, Texas  75206

            Renaissance Capital Group, Inc.             Investment Advisor to
            8080 N. Central Expressway, Suite 210       the Filers
            Dallas, Texas 75206

            Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq National Market.

            The officers of Renaissance Capital Group, Inc. are:
                  Russell Cleveland, President
                  Barbe Butschek, Senior Vice President, Corporate Secretary
                    and Treasurer
                  Vance M. Arnold, Executive Vice President
                  Robert C. Pearson, Senior Vice President
                  Mardon M. Navalta, Vice President
                  Norman D. Cox, Vice President

        d.  None
        e.  None
        f.  Texas

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The Filers' source of funds for this transaction came exclusively from the Filers' investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


Item 4. PURPOSE OF TRANSACTION
        ----------------------

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     On February 21, 1996, the Company and Renaissance Capital Growth & Income Fund III, Inc. entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to Renaissance Capital Growth & Income Fund III, Inc. a $1,500,000 Convertible Debenture yielding a 9% interest rate and is convertible at $1.50 per share. Interest is payable monthly and if not sooner redeemed or converted, matures March 1, 2003. The Debenture also calls for mandatory principal installments commencing March 1, 1999 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on March 1, 2003. The Debenture also calls for the Debenture to be redeemed if the Company's stock is not listed on a national exchange or there is a change in control of the voting stock. The Debenture is redeemable at 120% of par if after March 1, 1996 the closing bid price for the common stock of the Company averages at least $6.00 per share for twenty consecutive trading days and if the $6.00 bid price is supported by $.30 net earnings per share in the aggregate for the last four consecutive fiscal quarters proceeding the redemption notice.

     A second Convertible Debenture for $1,000,000 with identical terms was issued to the Company by Renaissance Capital Growth & Income Fund III, Inc. on March 5, 1996.

     On June 17, 1996, Renaissance Capital Growth & Income Fund III, Inc. issued a $1,000,000 Convertible Debenture to the Company yielding a 9% interest rate, convertible at $1.50 per share which is subject to anti dilution prices found within the Debenture. Interest is payable monthly and if not sooner redeemed or converted, matures June 1, 2003. The Debenture also calls for mandatory principal installments commencing on June 1, 1999 in the amount of $10 per $1,000. The Debenture is redeemable at 123% of par if after June 1, 1998 the closing bid price for the common stock of the Company averages at least $7.00 per share for twenty consecutive trading days and if the $7.00 bid price is supported by $.35 net earnings per share in the aggregate for the last four consecutive fiscal quarters proceeding the redemption notice.

     On October 30, 1996, the Company and Renaissance U.S. Growth & Income Trust, PLC entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to Renaissance U.S. Growth & Income Trust, PLC a $1,200,000 Convertible Debenture yielding a 9% interest rate and is convertible at $1.50 per share. Interest is payable monthly and if not sooner redeemed or converted, matures November 1, 2003. The Debenture also calls for mandatory principal installments commencing November 1, 1999 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on November 1, 2003. The Debenture also calls for the Debenture to be redeemed if the Company's stock is not listed on a national exchange or there is a change in control of the voting stock. The Debenture is redeemable at 120% of par if after November 1, 1996 the closing bid price for the common stock of the Company averages at least $5.00 per share for twenty consecutive trading days and if the $5.00 bid price is supported by $.25 net earnings per share in the aggregate for the last four consecutive fiscal quarters proceeding the redemption notice.

     The Convertible Debenture Loan Agreements grant the Filers the right to elect one member to the board of directors of the Company. This right was exercised on February 13, 1997. The Filers do not have the right to vote or to dispose of the Common Stock underlying the Debentures unless they convert the Debentures.

     The Filers did not effect any transactions in the securities of the Company prior to the purchase of the Debentures.


Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
        ---------------------------------------------------------------------

     The Company and the Filers entered into Convertible Debenture Loan Agreements described in Item 5. These agreements contain typical default and other provisions.

Item 7.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
         -----------------------------------------------

         Not Applicable


Item 8.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Not Applicable


     I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: August 25, 1997


                          Renaissance Capital Growth & Income Fund III, Inc.

                     By:    /s/ Vance M. Arnold
                          -----------------------------------------
                          Vance M. Arnold, Executive Vice President
                          Renaissance Capital Group, Inc.
                          Investment Advisor


                          Renaissance U.S. Growth & Income Trust, PLC

                     By:    /s/ Vance M. Arnold
                          -----------------------------------------
                          Vance M. Arnold, Executive Vice President
                          Renaissance Capital Group, Inc.
                          Investment Advisor